Exhibit 3.1

AMENDMENT TO THE

BYLAWS OF

XOMA ROYALTY CORPORATION

The Bylaws (the “Bylaws”) of XOMA Royalty Corporation (the “Company”) are hereby amended as follows:

1.	Article VII of the Bylaws is hereby amended to add thereto a new Section 11, as set forth in its entirety below:

INAPPLICABILITY OF ACQUISITION OF CONTROLLING INTEREST STATUTES

Section 11. Notwithstanding any other provision in these Bylaws to the contrary, and in accordance with the provisions of NRS 78.378, the provisions of NRS 78.378 to 78.3793, inclusive (or any successor statutes thereto), relating to acquisitions of controlling interests in the Company, do not and shall not apply to (i) the Company or (ii) any acquisition of any share(s) of any class or series of the Company’s capital stock.

2.	The Bylaws are hereby further amended to add thereto a new Article IX, as set forth in its entirety below:

ARTICLE IX

FORUM FOR ADJUDICATION OF DISPUTES

Section 1. To the fullest extent permitted by law, and unless the Company consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada, shall be the sole and exclusive forum for any actions, suits or proceedings, whether civil, administrative or investigative, (a) brought in the name or right of the Company or on its behalf, (b) asserting a claim for breach of any fiduciary duty owed by any current or former director, officer or controlling stockholder in such capacity, (c) for any other internal action (as defined in NRS 78.046), including any action asserting a claim against the Company arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of NRS Title 7 (including NRS Chapters 78 and 92A), the Articles of Incorporation or the Bylaws, or any agreement entered into pursuant to NRS 78.365 to which the Company is a party or a stated beneficiary thereof, or (d) asserting a claim governed by the internal affairs doctrine or as to which the NRS confers jurisdiction on the district court of the State of Nevada; provided that such exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the U.S. Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. In the event that the Eighth Judicial District Court of Clark County, Nevada does not have jurisdiction over any such action, suit or proceeding, then any other state district court located in the State of Nevada shall be the sole and exclusive forum therefor and in the event that no state district court in the State of Nevada has jurisdiction over any such action, suit or proceeding, then a federal court located within the State of Nevada shall be the sole and exclusive forum therefor.

Section 2. To the fullest extent permitted by applicable law, and unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any claim or complaint asserting a cause of action arising under the federal securities laws of the United States of America, including, in each case, the applicable rules and regulations promulgated thereunder.